Exhibit 6.13

Monogram Orthopaedics Inc.

3913 Todd Lane, Suite 307

Austin, TX 78744

1/4/2023

Dear Noel Knape

Monogram Orthopaedics Inc. (the "Company") is pleased to offer you employment as chief Financial officer (CFO) of the Company, commencing Monday, January 23rd, 2023 (the "Commencement Date"). This letter sets forth certain terms of your employment.

1. Duties. In this capacity, you will perform duties and responsibilities that are reasonable and consistent with such position and as may be assigned to you from time to time by management.

At this time, you will report directly to Benjamin Sexson (CEO). In your role you will support with the design, development and commercialization of various medical products. You may support the cross-functional team throughout the development and clinical validation of the product. In your capacity, you may be directed to support other team members for tasks unrelated to these activities as directed by your supervisors. You agree to devote your full business time, attention, and best efforts to the performance of your duties and the furtherance of the Company's interests. This is a full-time position.

2. Base Salary. In consideration of your services, you will be paid $170,000 per year, payable according to the Company's standard payroll practices and subject to all withholdings and deductions as required by law. As a regular employee of the Company, you will be eligible to participate in a number of Company-sponsored benefits.

3. Annual Bonus. In addition to your base salary, you may be eligible to receive an annual discretionary bonus paid at the discretion of Management and/or the Board of Directors. The bonus will be contingent on both your and the Company's performance.

4. Equity Grant. In consideration of your services, you will be granted 50, 000 options at a strike price of $ 1.67. The vesting schedule shall be as follows; 25% of the Shares shall vest and become exercisable on the first anniversary of the Vesting Commencement Date; provided that the Optionee continues to have a Service Relationship with the Company at such time. Thereafter, the remaining 75% of the Shares shall vest and become exercisable in twelve equal 6-month installments over the six-year period following the first anniversary of the Vesting Commencement Date, provided the Optionee continues to have a Service Relationship with the Company on each vesting date.

5. Employee Benefits. As a full-time employee of the Company, you will be eligible to participate in all benefit programs generally available to the Company's full-time employees, consistent with specific eligibility and contribution requirements. You will be eligible for four weeks of paid vacation each calendar year. Any such vacation shall be taken at such times as you elect, subject to reasonable advance notice to management. You will be entitled to a 3.5% match for eligible 401K contributions and reimbursement of 50% of the health insurance premiums for yourself and your dependents.

6. Location. Your place of employment shall be Texas (Austin HQ & Remote).

7. Employment Relationship. Employment with the Company is for no specific period of time. Your employment with the Company will be "at will," meaning that either you or the Company may terminate your employment at any time and for any reason, with or without cause. Any contrary representations which may have been made to you are superseded by this offer. Although your job duties, title, compensation and benefits, as well as the Company's personnel policies and procedures, may change from time to time, the "at-will" nature of your employment may only be changed in an express written agreement signed by you and the Company.

3913 Todd Lane, Suite 307, Austin, TX 78744

8. Contingent Offer. The Company reserves the right to conduct background and/or reference checks on all prospective employees. Your job offer is contingent upon clearance of such background and/or reference check as applicable. This offer will be withdrawn if any of the above conditions are not satisfied.

9. Company Policies and Additional Agreements. As an employee of the Company, you will be expected to abide by and adhere to the Company's rules and standards. As a condition of your employment, you will be subject to all applicable employment and other policies of the Company. You will also agree to execute any additional agreements required by the Company at the start of your employment. You further agree that at all times during your employment (and afterwards as applicable), you will be bound by, and will fully comply with, these additional agreements.

10. Continuing Obligations. By signing this letter, you confirm with the Company that you are under no contractual or other legal obligations that would prohibit you from performing your duties with the Company. You further confirm that you will not remove or take any documents or proprietary data or materials of any kind, electronic or otherwise, with you from your current or former employer to the Company without written authorization from your current or former employer, nor will you use or disclose any such confidential information during the course and scope of your employment with the Company.

11. Assignment of Inventions and Restrictive Covenant Agreement. Prior to or promptly following commencement of your employment you will be required to execute and deliver to the Company an Assignment of Inventions and Restrictive Covenant Agreement.

12. Entire Agreement. This letter and other accompanying documents supersede and replace any prior understandings or agreements, whether oral, written or implied, between you and the Company regarding the matters described in this letter. This offer letter and the terms of your employment shall be governed by the law of the State of Texas. By your signature below you submit to the jurisdiction of the state and federal courts located in the Western District of Texas for purposes of the resolution of any dispute arising out of or in connection with this Agreement. No amendment of any provision of this offer shall be effective unless in writing and signed by you and the Company.

If you wish to accept this offer, please sign and date below. As required by law, your employment with the Company is also contingent upon your providing legal proof of your identity and authorization to work in the United States. This offer, if not accepted, will expire as of Friday, January 6th, 2023, at midnight eastern time.

3913 Todd Lane, Suite 307, Austin, TX 78744

Your acceptance of this offer and the above terms can be acknowledged by executing the electronic signature or by forwarding a scanned copy to me at sexson@monogramorthopedics.com.

Congratulations! I look forward to working with you and the many contributions you will make to Monogram Orthopaedics!

Very truly yours,

/s/ Benjamin Sexson
Name: Benjamin Sexson
Title: CEO
Date: 1/4/2023

ACCEPTED AND AGREED:

/s/ Noel Knape
Noel Knape
Date: 1/4/2023

3913 Todd Lane, Suite 307, Austin, TX 78744